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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ------------

                                AMENDMENT NO. 6
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ------------

                               pcORDER.COM, INC.
                           (NAME OF SUBJECT COMPANY)
                                 ------------

                               pcORDER.COM, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  70453H 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                Richard Friedman
                               pcOrder.com, Inc.
                             5001 Plaza on the Lake
                              Austin, Texas 78746
                                 (512) 684-1100
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

    With copies to counsel to the special committee of the pcOrder board of directors:

                               Henry Lesser, Esq.
                       Gray, Cary, Ware & Freidenrich LLP
                              400 Hamilton Avenue
                        Palo Alto, California 94301-1809
                                 (650) 833-2425

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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   This Amendment No. 6 amends the Schedule 14D-9 initially filed with the
Securities and Exchange Commission on November 6, 2000 by pcOrder.com, Inc., a Delaware Corporation ("PCORDER"), as previously amended (the "SCHEDULE 14D-9"), relating to the tender offer by Trilogy Software, Inc. ("TRILOGY") to purchase all of the issued and outstanding shares of Class A common stock, par value $0.01 per share (the "COMMON STOCK" or the "SHARES"), of pcOrder at a purchase price of $6.375 per Share, net to the tendering stockholder in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2000 (the "INITIAL OFFER TO PURCHASE"), a copy of which was previously filed as Exhibit (a)(1) to the Schedule 14D-9, the Supplement to the Offer to Purchase dated November 17, 2000 ("SUPPLEMENT No. 1"), a copy of which was previously filed as Exhibit (a)(14) to the Schedule 14D-9, Supplement No. 2 to the Offer to Purchase dated November 20, 2000 ("SUPPLEMENT NO. 2"), a copy of which was previously filed as Exhibit (a)(16) to the Schedule 14D-9 (the Initial Offer to Purchase, Supplement No. 1 and Supplement No. 2, each as amended or supplemented from time to time, are together referred to herein as the "OFFER TO PURCHASE"), and in the related Letter of Transmittal, a copy of which was previously filed as Exhibit (a)(2) to the Schedule 14D-9 (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "OFFER").

   The information in the Offer, as amended hereby, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of the Schedule 14D-9, as amended hereby.

   Capitalized terms used and not otherwise defined herein have the meaning given those terms in the Offer to Purchase.

   This Amendment No. 6 is being filed for the following purposes:

  (1) to reference the information set forth under the caption "Item 8. Additional Information."

  (2)  to reflect the addition of an Exhibit (see Item 9).

ITEM 8. ADDITIONAL INFORMATION

   The information set forth under the caption "Item 8. Additional Information" in the Schedule 14D-9 and under the caption "Special Factors--Certain Litigation" in the Offer to Purchase, is amended and supplemented as follows:

   The information set forth in the joint press release of pcOrder and Trilogy, dated December 6, 2000, filed as an Exhibit to this Amendment No. 6 (see Item
9), is incorporated herein by reference.

ITEM 9. EXHIBITS

   Item 9 of the Schedule 14D-9 is hereby amended and supplemented by the addition of the following exhibit:

   (a)(20) Joint Press Release, dated December 6, 2000, of pcOrder.com, Inc. and Trilogy Software, Inc. (Filed as Exhibit (a)(1)(KK) to Amendment No. 6 to the Schedule 13E-3 filed by pcOrder. com, Inc. and POI Acquisition Corp., Inc. on December 6, 2000 and incorporated herein by reference.)

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                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                             pcOrder.com, Inc.

                                             By: /s/ Richard Friedman
                                                ------------------------------
                                                Richard Friedman
                                                Vice President,
                                                General Counsel and Secretary

   Date: December 6, 2000

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